UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AT HOME GROUP INC.

(Name of Subject Company)

CAS INVESTMENT PARTNERS, LLC

SOSIN MASTER, LP

CSWR PARTNERS, LP

SOSIN LLC

CLIFFORD SOSIN

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04650Y100

(CUSIP Number of Class of Securities)

Steve Wolosky, Esq.

Meagan Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing is being made by CAS Investment Partners, LLC (together with its affiliates, “CAS Investment”) and relates solely to preliminary communications made before the commencement of a planned tender offer (the “Tender Offer”) by certain affiliates of investment funds advised by Hellman & Friedman LLC (collectively, “H&F”) for all of the outstanding shares of common stock, par value $0.01 per share of At Home Group Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the terms of that certain Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2021, between the Company and H&F.

On June 18, 2021, CAS Investment issued the following press release:

 CAS Investment Partners Sends Letter to At Home Group Stockholders

Holder of 17% of At Home’s Common Stock Rejects Hellman & Friedman’s Revised Offer of $37 Per Share

Believes At Home’s Sale Process is Tainted by Apparent Conflicts Involving Chairman and CEO Lee Bird, Who Has Been Engaging With Hellman & Friedman Since 2017 and is Set to Retain Meaningful Upside

Highlights Latest Hellman & Friedman Offer Continues to Dramatically Undervalue At Home’s Clear Momentum, Considerable Growth Runway and Significant Margin Expansion Opportunities

Underscores That a Reasonable Take-Out Price for At Home is $70 Per Share or More

Urges Fellow Stockholders to Reject the Insufficient and Grossly Undervalued Tender Offer

NEW YORK--(BUSINESS WIRE)--CAS Investment Partners, LLC (together with its affiliates, “CAS” or “we”), which beneficially owns approximately 17% of the outstanding common stock of At Home Group Inc. (NYSE: HOME) (“At Home” or the “Company”), today sent the below letter to the Company’s stockholders. The letter can also be downloaded at www.ProtectAtHome.com.

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Dear Fellow Stockholder,

CAS Investment Partners, LLC (together with its affiliates, “CAS” or “we”) holds approximately 17% of the outstanding common stock of At Home Group Inc. (“At Home” or the “Company”), making us the Company’s largest stockholder. We focus on conducting fundamental research and making value-oriented investments. We have a successful history of investing in consumer and retail entities that include Carvana Co. (NYSE: CVNA), B&M European Value Retail S.A. (LSE: BME), Herbalife Nutrition Ltd. (NYSE: HLF) and Party City Holdco Inc. (NYSE: PRTY).

We are writing to you today regarding the proposed sale of At Home to funds advised by Hellman & Friedman LLC (collectively, “H&F”). Based on our thorough analysis of At Home’s business and the transaction terms, we have concluded that H&F’s original offer of $36 per share and its recently revised offer of $37 per share grossly undervalue the Company and deprive stockholders of meaningful value. We urge you to reject H&F’s insufficient tender offer.

Although we expect At Home’s Board of Directors (the “Board”) and H&F to dispute our analysis and tout the purported comprehensiveness of their transaction process, we urge you to see through this smokescreen. We believe you should instead focus on one question when considering whether or not to participate in the tender: Is $37 per share fair consideration for a business with clear momentum, a considerable growth runway and significant margin expansion opportunities?

We devote the rest of this letter to explaining why the answer to this question is clearly “no.” We lay out three of our primary conclusions:

1.	At Home’s sales process has been flawed from the start and tainted by its Chairman and Chief Executive Officer’s apparent incentives to reach a deal with H&F;

2.	The Board’s Special Committee seemingly wrote off the Company’s past several quarters of tangible business improvements and material progress, and;

3.	The Board’s Special Committee discounted the Company’s significant future revenue and earnings potential, resulting in an overly-pessimistic valuation.

If H&F wants to acquire At Home, we believe it should pay a reasonable premium that appropriately reflects the Company’s path to enhanced value and the present consumer environment. It is disturbing that the Board’s Special Committee is trying to usher through a fire sale just as At Home is gaining considerable momentum and the pandemic’s economic overhang is subsiding. At Home, which can become the next great American retailer, has the ability to grow rapidly and produce tremendous value for stockholders in the public market.

STOCKHOLDERS SHOULD CLOSELY SCRUTINIZE THE BOARD’S SALE PROCESS AND MR. BIRD’S APPARENT CONFLICTS OF INTEREST.

At Home’s Board formed its Special Committee in December 2020, when the COVID-19 pandemic was continuing to wreak havoc over the U.S. economy and retailers still faced material uncertainty. A simple review of At Home’s financial results and stock price volatility over the course of 2020 underscores just how much the pandemic impacted the Company’s business and valuation last year. This is why we continue to seriously question whether late 2020 was even an appropriate time to explore a sale to a financial sponsor known to pursue low-multiple transactions.

As At Home’s business has recovered and begun to achieve momentum during the first half of 2021, it appears the Special Committee and its advisors failed to sufficiently account for the Company’s sustained progress when negotiating with H&F. In March 2021, At Home reported fourth quarter sales that included a 41% net sales increase and a 30.8% comparable store sales increase.1 The Company also reported record-setting fourth quarter net income of $72.7 million.2 This momentum has continued into fiscal year 2022 with the Company reporting first quarter sales of $537 million, the second highest quarterly sales in the Company’s history and up 75.4% compared to the first quarter of fiscal year 2020. Third party credit card data indicates the Company’s strong sales trends are continuing into the second quarter.

While the Special Committee secured several price bumps (albeit insufficient) to increase H&F’s bid, we feel there is nothing for stockholders to celebrate. We question how the Special Committee and its advisors could even consider a “best and final” $37 per share bid to be sufficient when At Home’s shares were already trading around $30 per share before reporting excellent earnings in March. Moreover, long-term stockholders can no doubt recall that the Company’s stock price was trading above $37 per share at this time three years ago – well in advance of material and permanent improvements achieved in the intervening period.

1 Press release entitled “At Home Group Inc. Announces Fourth Quarter Fiscal 2021 Financial Results” issued on March 23, 2021.

2 Press release entitled “At Home Group Inc. Announces Fourth Quarter Fiscal 2021 Financial Results” issued on March 23, 2021.

It seems clear to us that At Home’s leadership is all too eager to enter into a transaction with H&F. This is especially concerning when taking into account that the Board did not announce and carry out a comprehensive review of strategic alternatives prior to falling into H&F’s arms this spring or otherwise attempt to reach out and seek the support of key stockholders, including CAS. Instead, it formed the Special Committee last year to take over discussions that had been occurring between H&F and the Company’s Chairman and Chief Executive Officer, Lee Bird, since 2017.

We feel At Home’s proxy materials paint a very troubling picture of Mr. Bird’s frequent conversations with H&F over the years. It is not surprising to us that At Home was not receiving interest from other sponsors and strategic buyers when Mr. Bird was consistently engaging with H&F. Our experience suggests that this type of interaction between a corporate executive and potential acquirer can have a chilling effect on other parties’ interest in a potential transaction.

Unlike stockholders, who would likely leave a lot of value on the table under the current deal, it is important to understand that Mr. Bird stands to be handsomely rewarded if At Home is sold to H&F:3

•	Mr. Bird will receive over $100 million of estimated consideration in connection with the merger;

o	Approximately $72 million on account of common equity holdings and vested stock options;

o	Approximately $15 million from the accelerated vesting of certain stock options and PSUs, and;

o	The conversion of approximately $14 million of long-vesting equity awards to RCAs, which eliminates any performance-based vesting conditions;

•	Mr. Bird will continue to serve as Chairman and Chief Executive Officer;

•	Mr. Bird will receive a new employment agreement with very favorable equity vesting and payment terms;

•	Mr. Bird will receive stock options representing approximately 4% of the fully diluted shares through the 10% option pool; and

•	Mr. Bird will roll over $10 million of equity and may have other favorable optionality on converting securities granted to him.

3 Company filings (bullets pertaining to Mr. Bird’s compensation reflect a $36 per share sale price).

Given the substantial compensation and benefits Mr. Bird is set to receive under the proposed sale and his continuous dealings with H&F, we believe the sales process was flawed and riddled with conflict. We anticipate that At Home will try to deflect attention away from our concerns by highlighting its 40-day “go-shop” process, but the reality is that these processes have become an increasingly ineffective check on a bad deal. A 2020 analysis in the Harvard Law Review notes that “go-shops, in general, are no longer an effective tool for post-signing price discovery.”4 The authors of the analysis “document several reasons for this change: the proliferation of first-bidder match rights, the shortening of go-shop windows, CEO conflicts of interest, investment banker effects, and collateral terms that have the effect of tightening the go-shop window.”5 An after the fact “go shop” does not change the fact that this transaction was not the result of a full and fair sale process to maximize value for all At Home stockholders.

STOCKHOLDERS SHOULD CHALLENGE THE SPECIAL COMMITTEE’S OVERLY-PESSIMISTIC VALUATION OF AT HOME.

Based on our most conservative analysis of the proposed sale, H&F’s implied purchase price is only 12.9x the underlying earnings power of the current and immediately planned store base for fiscal year 2023.6 This valuation seems to assume something that is quite implausible: (i) the store base only grows to 250 (the average planned for fiscal year 2023) without any subsequent growth and (ii) all gains across At Home’s operations and competitive position between fiscal year 2019 and Q1 fiscal year 2022 reverse by fiscal year 2023. Under this extraordinarily pessimistic scenario, At Home’s revenue per store will have regressed to its prior trendline of $7.5 million per store (vs. $9.4 million per store during the LTM period) and the Company’s adjusted EBIT margins – excluding store opening expenses – will have dipped back to fiscal year 2019 levels of approximately 13.1%.7 It is utterly confounding that fiduciaries with an obligation to maximize value for At Home stockholders would accept this type of valuation.

In our view, a far more realistic valuation could be determined by assuming At Home can return to approximately 20% store growth in fiscal year 2023. As a result of keeping some of the gains from fiscal year 2021 and building upon those in the subsequent years, we now believe the Company can achieve $8.5 million in sales per store and 14% EBIT margins – net of pre-opening expenses – by fiscal year 2027. Under this scenario and operating without financial leverage, we estimate the Company’s earnings can grow to approximately $6.748 per share by fiscal year 2027.

We contend that by fiscal year 2026, the market could value At Home at 20x forward profits or even more given the following tailwinds:

•	The Company’s unlevered balance sheet;

•	The further remaining opportunity to continue expanding to 600+ stores;

•	The potential to expand revenue per store to $10 million plus, and;

•	The potential to further expand margins going forward.

4 Harvard Law Review, "Go-Shops Revisited," February 10, 2020.

5 Harvard Law Review, "Go-Shops Revisited," February 10, 2020.

6 CAS analysis excludes pre-opening store expenses.

7 CAS FY 2019 adjusted EBIT excluding store opening expenses as follows: Adjusted EBITDA of $191,245 plus costs associated with new store openings of $18,656, minus stock based compensation expense of $5,530 minus depreciation and amortization $56,529 equals Adj EBIT ex preopening expense of $153,003, which divided by $1,165,899 of sales yields a 13.1% margin.

8 Based on 67,293,430 fully diluted shares of Common Stock outstanding as of January 30, 2021.

In light of this, we estimate that At Home’s stock would be worth more than $135 per share by the end of fiscal 2026, which is less than five years from now. Discounting this $135 back five years at the conservative rate of 13% yields a fair take-out value of $70 per share or more today.

With all this context in mind, we feel stockholders could do even better than this scenario and receive a substantial distribution immediately if the Company were to leverage its balance sheet in the manner H&F plans to do. This is why we do not intend to tender our stock and will continue to vehemently oppose this grossly undervalued transaction.

STOCKHOLDERS SHOULD QUESTION THE SPECIAL COMMITTEE’S DECISION TO WRITE-OFF THE COMPANY’S RECENT IMPROVEMENTS.

In addition to apparently discounting At Home’s most recent quarterly earnings progress, it seems the Special Committee also wrote off numerous business improvements when negotiating with H&F. Stockholders should recall that the Company’s own presentations and filings have laid out the following developments in recent years:

•	Millions of consumers have discovered At Home based on unaided brand awareness increasing from 15% to 19% over the course of fiscal year 2021.

•	The Company’s Insider Perks loyalty program, which had zero members in August 2017, grew by approximately 2.6 million to approximately 9.1 million members over the course of fiscal year 2021.

•	The Company has gone from a non-existent e-commerce presence in fiscal year 2019 to a robust one that now enables customers to execute online purchases and arrange for in-store pick-up or direct delivery.

•	The Company substantially improved the merchandizing of its unique offering with the introduction of EDLP+.

•	The Company has expanded its direct sourcing from practically nothing in fiscal 2018 to 15% at the end of fiscal 2020 to nearly 20% at the end of fiscal 2021, thereby driving hundreds of basis points of margin improvement on each item sourced directly while enhancing product quality.

•	The Company’s growing store footprint and larger customer base has increased its purchasing scale and corporate leverage.

•	Many of the company’s competitors have reduced their store footprints or permanently shuttered, including Bed Bath & Beyond (NASDAQ: BBBY), Pier 1 Imports, Inc. and Penney OpCo LLC’s JC Penney.

We find it extremely curious that At Home promoted many of these developments in recent years, only to then apparently discount them when reaching a deal.

THE CHOICE SHOULD BE CLEAR: REJECT THE H&F TENDER.

We know we are not alone in opposing this insufficient, conflict-ridden deal. It has been encouraging to receive unsolicited feedback from many other stockholders who share our view about At Home’s long-term prospects. As noted, we truly believe the Company can become the next great American retailer as the pandemic fades and the housing economy thrives.

In the coming days and weeks, CAS will continue to share our analysis and views regarding this flawed sale. We are committed to continuing to demonstrate that it is in stockholders’ best interest to reject the H&F tender. At Home’s decision to pivot to a tender offer seems like recognition that the deal would have likely been voted down. We believe this only further proves how imperative it is that stockholders do not tender into this grossly undervalued price. We will not sit by as At Home gets taken private on terms that would benefit H&F and the Company’s insiders far more than stockholders.

Sincerely,

Clifford A. Sosin
Founder and Portfolio Manager
CAS Investment Partners, LLC

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About CAS Investment Partners, LLC

CAS Investment Partners, LLC is a value-focused investment management firm with offices in New York City and Connecticut. The firm was founded in 2012 by Clifford A. Sosin.

Contacts

For Investors:

Saratoga Proxy Consulting

John Ferguson / Joe Mills, 212-257-1311

jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile

Greg Marose / Charlotte Kiaie, 347-343-2999

gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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Additional Information

In connection with the proposed sale of the Company to H&F, H&F will commence a Tender Offer for all of the outstanding shares of the Company. Upon commencement of the Tender Offer, the Company will file Tender Offer materials with the Securities and Exchange Commission (the “SEC”), including a Schedule TO and Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders of the Company are advised to read the Tender Offer materials as they become available because they will contain important information regarding the Tender Offer. Such Tender Offer materials will be available at no charge on the SEC’s website at www.sec.gov.